12010 Sunset Hills Road Reston, VA 20190 703.676.4300 | saic.com Prabu Natarajan Chief Financial Officer

September 03, 2025

Joyce Sweeney
U.S. Securities and Exchange Commission | Division of Corporation Finance
100 F Street, NE | Washington, DC 20549

Re: Science Applications International Corporation
Form 10-K for the Fiscal Year Ended January 31, 2025
Filed March 17, 2025
File No. 001-35832

Dear Ms. Sweeney:

We are writing in response to the letter dated August 27, 2025, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Science Applications International Corporation (the “Company”, “we”, “us”, “its”, or “our”). This letter sets forth the Company’s responses to the Comment Letter. For your convenience, we have reprinted the Staff’s comments in bold and italicized type below, followed by our responses.

Form 10-K for Fiscal Year Ended January 31, 2025
Consolidated Financial Statements
Note 16. Business Segments Information, page F-43

Comment 1:

You disclose that the primary measure used by the chief operating decision maker (“CODM”) is segment adjusted operating income; however, we note that you also present segment operating income in your MD&A. Please tell us whether the CODM receives segment operating income for each reportable segment and how it is used. If the CODM uses more than one measure of segment profit or loss, such as segment operating income and segment adjusted operating income, to assess segment performance and to decide how to allocate resources, tell us which of the reported segment profit or loss measures is required to be disclosed in accordance with ASC 280-10-50-28A. In this regard, the measure required to be disclosed is that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. Additional measures may be disclosed pursuant to ASC 280-10-50-28A through 50-28C.

Company Response:

The Company acknowledges that both operating income and adjusted operating income by segment have been disclosed in our Management’s Discussion and Analysis (“MD&A”) in referenced Form 10-K. However, operating income by segment is not included in the financial information regularly provided to the Company’s Chief Operating Decision Maker (“CODM”), while adjusted operating income by segment is included in the financial information regularly provided to the CODM. As disclosed in “Note 16 – Business Segments Information” in our Form 10-K for fiscal year-ended January 31, 2025, adjusted operating income is the only measure of segment profit or loss used by the CODM to assess segment performance and make resource allocation decisions. Therefore, the Company confirms that adjusted operating income by segment is the only measure of segment profit or loss required to be disclosed pursuant to the guidance provided in ASC 280-10-50-28A.

12010 Sunset Hills Road Reston, VA 20190 703.676.4300 | saic.com Prabu Natarajan Chief Financial Officer
The presentation of operating income by segment within the MD&A was not intended to imply the use of the metric by the CODM to assess segment performance and allocate resources. Rather, the presentation of operating income in the MD&A was intended to provide a reconciliation from GAAP operating income to adjusted operating income by segment which is the measure utilized by the CODM. Although the reconciliation is not required since segment adjusted operating income is a GAAP measure consistent with the SEC staff’s Compliance and Disclosure Interpretation Question 104.01, we believed the presentation would be useful to investors.

In light of the Staff’s comment and to limit confusion on the segment measure of profit or loss used by the CODM to assess segment performance and allocate resources, the Company will revise its MD&A presentation in future filings to remove operating income by segment and the related reconciliations effective with our fiscal year 2026 second quarter Form 10-Q, to be filed on September 4, 2025. However, we have voluntarily elected to disclose consolidated adjusted operating income in the non-GAAP section of MD&A and have therefore provided the required reconciliation to operating income in that section.

Comment 2:

We note your disclosure that CODM uses segment adjusted operating income as the segment measure of performance. Please revise to discuss how CODM uses this measure in assessing segment performance and deciding how to allocate resources. Refer to ASC 280-10-50-29(f) and the example at ASC 280-10-55-54(c).

Company Response:

The Company acknowledges the Staff’s comment regarding ASC 280-10-50-29(f) requirement to disclose:

“How the chief operating decision maker uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources.”

As discussed within our response to the Staff’s first comment above, the Company’s CODM uses adjusted operating income by segment as the only measure of segment profit or loss to evaluate segment performance and make resource allocation decisions. Management believes that adjusted operating income by segment provides a consistent view of the underlying operating performance of the business, excluding non-recurring transactions and activities that we do not consider to be indicative of our ongoing operating performance.

The Company will revise its Business Segments Information footnote disclosure in future filings to address the requirements in ASC 280-10-50-29(f) and include the following:

“The CODM reviews and evaluates segment operating performance using segment "Revenues" and "Adjusted operating income (loss)". Adjusted operating income is a performance measure that primarily excludes the impact of non-recurring transactions and activities that the Company does not consider to be indicative of its ongoing operating performance. Adjusted operating income is calculated by taking operating income and excluding depreciation and amortization, acquisition, integration, restructuring and impairment costs, and any other material non-recuring costs. The CODM uses revenues and adjusted operating income to assess the financial performance of each operating segment against pre-established performance targets and to allocate resources for strategic business decisions, including investments in certain products or services, potential acquisitions or divestitures, and capital deployment.”

We appreciate the Staff’s comments and the opportunity to clarify our disclosures. Please contact Prabu Natarajan at 703-676-2171 (Prabu.Natarajan@saic.com), or Bernard K. Wanjara SVP & Corporate Controller at 703-676-4515 (Bernard.K.Wanjara@saic.com) if you have any questions.

12010 Sunset Hills Road Reston, VA 20190 703.676.4300 | saic.com Prabu Natarajan Chief Financial Officer

Sincerely,

/s/ Prabu Natarajan

Prabu Natarajan
Chief Financial Officer

Cc:

Toni Townes-Whitley, Chief Executive Officer
Hilary L. Hageman, General Counsel & Corporate Secretary
Ernst & Young LLP

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